Exhibit 3.1.1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 08/05/2002

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

  First:  That at a meeting of the Board of Directors of THE TRACKER CORPORATION OF AMERICA resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation, of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

"The total number of shares which the corporation shall have the authority to issue is 205,600,000 shares, consisting of (a) 200,000,000 shares of common stock, par value $.001, (b) 100,000 shares of voting common stock class B, par value $.000007, (c) 6,500,000 shares of preferred stock with a part value of $.001
  Second:  that thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
  Third:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
  Fourth:  That the capital of said corporation shall not be reduced under or by reason of said amendment.

By: /s/ Jay Stulberg (Authorized Officer) Name: Jay Stulberg (Type or Print)